Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors:

Digimarc Corporation

We consent to the incorporation by reference in the registration statement (No. 001-34108) on Form 10 and (No. 333-154524) on Form S-8 of Digimarc Corporation and subsidiary (the “Company”) of our reports dated February 22, 2013, with respect to the consolidated balance sheets of the Company as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Digimarc Corporation.

Portland, Oregon

Date: February 22, 2013